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14047125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2014

Washington DC

404

SEC FILE NUMBER

8- 46134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BB&T Investment Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South College Street, 8th Floor

(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren L. Earnhardt 704.954.1155

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP.

(Name – *if individual, state last, first, middle name*)

214 North Tryon Street, Suite 3600	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darren L. Earnhardt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BB&T Investment Services, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DOROTHY M. MITCHELL
NOTARY PUBLIC
GASTON COUNTY, NC

D Earnhardt
Signature

Chief Financial Officer
Title

Dorothy M. Mitchell
Notary Public
My commission expires: 8.15.15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXn. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BB&T Investment Services, Inc.
(A wholly owned subsidiary of Branch Banking and Trust Company)
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	2,492,257
Cash segregated under regulation		56,000
Securities owned, at fair value		24,823,938
Commissions and fee receivable		3,276,306
Receivable from affiliated clearing broker		661,460
Receivable from affiliate		423,864
Income tax receivable from Parent		795,857
Furniture, equipment, software and leasehold improvements, net		9,590
Deferred tax asset		2,896,769
Prepaid assets		1,792,328
Other assets		65,319
Total assets	$	37,293,688
Liabilities and Shareholder's Equity		
Deferred revenue from affiliate	$	2,050,408
Deferred revenue		1,155,807
Compensation payable		2,655,332
Payable to Parent		107,492
Accounts payable and other accrued liabilities		465,017
Total liabilities		6,434,056
Commitments and contingencies (Note 9)		
Shareholder's equity		
Common stock and additional paid in capital:no par;10,000 shares authorized; 10,000 shares issued and outstanding		7,221,621
Retained earnings		23,638,011
Total shareholder's equity		30,859,632
Total liabilities and shareholder's equity	$	37,293,688

The accompanying notes are an integral part of this financial statement.